UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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FORM 6-K

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REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of June 2024

Commission File Number 001-41573

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CARAVELLE INTERNATIONAL GROUP
(Translation of registrant’s name into English)

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60 Paya Lebar Road
#06-17 Paya Lebar Square
Singapore 409051
(Address of principal executive office)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☒	Form 40-F	☐

At the extraordinary general meeting of the shareholders of Caravelle International Group (the “Company”) held on May 29, 2024, the shareholders did not approve the proposed reverse stock split (the “Reverse Stock Split”). The proposal was to consolidate every 10 issued and unissued ordinary shares of the Company, par value US$0.0001 per share, into 1 ordinary share, par value US$0.001 per share, with the corresponding change of the authorized share capital of the Company from US$50,000 divided into 500,000,000 ordinary shares, par value of US$0.0001 per share, to US$50,000 divided into 50,000,000 ordinary shares, par value of US$0.001 per share. At the meeting, holders of a total of 33,972,255 ordinary shares were present in person, and holders of a total of 227,921 ordinary shares were present by proxy, representing 63% of the outstanding ordinary shares of the Company. The results of the votes are as follows:

For	Against	Abstain
120,367	34,054,714	20,114,498

This meeting was originally scheduled for May 22, 2024, but since only holders of a total of 227,921 ordinary shares were present by proxy, no quorum was met. The meeting was adjourned to May 29, 2024 at the same time and place in accordance with the articles and association of the Company.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 5, 2024	CARAVELLE INTERNATIONAL GROUP

	By:	/s/ Guohua Zhang
Guohua Zhang
Chief Executive Officer
(Principal Executive Officer)

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